SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM CB

TENDER OFFER / RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)

Securities Act Rule 802 (Exchange Offering) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)

Exchange Act Rule 14e-2(d) (Subject Company Response)

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Rashid Hussain Berhad
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Malaysia
(Jurisdiction of Subject Company's incorporation or Organization)

Rashid Hussain Berhad
(Name of Person(s) Furnishing Form)

Y7197DAA0, 754057AA5
(CUSIP Number of Class of Securities (if applicable))

Donna Joseph
CT Corporation System
111 8th Avenue, 13th Floor
New York, NY 10011
+1 800 624 0909

Chanchai Pusavat
Rashid Hussain Berhad
Level 12, Tower One, RHB Centre
Jalan Tun Razak
50400 Kuala Lumpur, Malaysia
+60 3 9280 2190

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

30 May 2002
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

1. "Notice of the Passing of an Extraordinary Resolution," dated 21 June 2002;

2. "Notice of Calculation of Exercise Price," dated 21 June 2002;

3. "General Announcement" of AmMerchant Bank Berhad, dated 21 June 2002; and

4. Press release of Rashid Hussain Berhad (***RHB***), dated 21 June 2002.

Item 2. Informational Legends

The legend required by paragraph (b) of Rule 802 is set forth under the caption "Important Notice—Special notice to US Bondholders" at page 2 of the Explanatory Circular furnished on the Form CB submitted by RHB to the Securities and Exchange Commission (the ***Commission***) on 31 May 2002 (***Form CB***).

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Concurrently with its submission of Form CB to the Commission on 31 May 2002, RHB filed with the Commission a written irrevocable consent and power of attorney on Form F-X dated 30 May 2002.

After due inquiry and to the best of my knowledge and belief, I certify on behalf of RHB that the information set forth in this statement is true, complete and correct.

RASHID HUSSAIN BERHAD

By: ______________________

Name: Chartchai Pusavat
Title: Executive Director
Date: 21 June 2002

RASHID HUSSAIN BERHAD

US$200 million 1.5% Exchangeable Bonds due 2007 (the *Bonds*)

NOTICE OF THE PASSING OF AN EXTRAORDINARY RESOLUTION

NOTICE IS HEREBY GIVEN that, at a meeting (the ***Meeting***) of holders of the Bonds (the ***Bondholders***) of Rashid Hussain Berhad, which was held at 3.30 p.m. (Kuala Lumpur time) on Friday, 21 June 2002 at Level 11, Tower One, RHB Centre, Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia, the Extraordinary Resolution, as set out in the notice of the Meeting dated 30 May 2002, was put to Bondholders.

The Extraordinary Resolution was passed at the Meeting and shall take effect immediately. The counting of the votes cast at the Meeting was independently verified by Messrs PricewaterhouseCoopers, Chartered Accountants of 11th Floor, Wisma Sime Darby, Jalan Raja Laut, 50706 Kuala Lumpur, Malaysia.

BINDING NATURE OF THE EXTRAORDINARY RESOLUTION

The Extraordinary Resolution is binding upon all Bondholders, whether or not they were present, represented or voted at the meeting, and each of them shall be bound to give effect to it accordingly.

Bondholders who require any further information are invited to contact either the Issuer or the Trustee

By: Rashid Hussain Berhad

Dated: 21 June 2002

RHB

Rashid Hussain Berhad
Level 9, Tower One,
RHB Centre
Jalan Tun Razak
50400 Kuala Lumpur
Malaysia

Attn	:	Rosley Ahmad
Tel	:	+603 9280 2125
Fax	:	+603 9284 7189
e-mail	:	rosley@rhb.com.my

TRUSTEE

Citicorp Trustee Company Limited
3rd Floor
Cottons Centre
Hays Lane
London SE1 2QT
England

Attn: Daniel Wynne
Tel: +44 (0) 20 7500 5749
Fax: +44 (0) 20 7500 5857/5877

THIS NOTICE IS IMPORTANT. IF BONDHOLDERS ARE IN ANY DOUBT AS TO THE ACTION THEY SHOULD TAKE, THEY SHOULD CONSULT THEIR STOCKBROKER, LAWYER, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER WITHOUT DELAY.

NOTICE

to the holders of the US$200 million Rashid Hussain Berhad (*RHB*) 1.5% Exchangeable Bonds due 2007 (the *Bonds*) exchangeable for ordinary shares of RHB Capital Berhad (*RHB Capital*)

NOTICE OF CALCULATION OF EXERCISE PRICE

This notice is issued further to (i) the notice issued by RHB dated 30 May 2002 calling an extraordinary general meeting for 3.30 p.m. (Kuala Lumpur time) on Friday, 21 June 2002 at Level 11, Tower One, RHB Centre, Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia (the ***Meeting***) of the holders of the Bonds (the ***Bondholders***) of RHB to consider the extraordinary resolution set out therein (the ***Extraordinary Resolution***); and (ii) the Explanatory Circular issued to all Bondholders dated 30 May 2002 (the ***Explanatory Circular***).

NOTICE IS HEREBY GIVEN that the Exercise Price of the New Warrants (each as defined in the Explanatory Circular) shall be RM2.96, as calculated by RHB in accordance with the procedures set out in the Explanatory Circular and verified by Messrs PricewaterhouseCoopers, Chartered Accountants of 11th Floor, Wisma Sime Darby, Jalan Raja Laut, 50706 Kuala Lumpur, Malaysia. The source of the data for the calculation of the Exercise Price that was indicated in the Explanatory Circular was Securities Clearing Automated Network Services Sdn. Bhd. However that source of information was not available and RHB therefore obtained the data for the calculation of the Exercise Price from KLSE.

The information on which the calculation of the Exercise Price was based is available for inspection by Bondholders at the office of RHB, on 24 hours' notice, between the hours of 9am and 6pm (Kuala Lumpur time) for the period of 45 days from the date of this notice.

RHB

Rashid Hussain Berhad
Level 9, Tower One,
RHB Centre
Jalan Tun Razak
50400 Kuala Lumpur
Malaysia

Attn	:	Rosley Ahmad
Tel	:	+603 9280 2125
Fax	:	+603 9284 7189
e-mail	:	rosley@rhb.com.my

THIS NOTICE IS IMPORTANT. IF ANY BONDHOLDER IS IN ANY DOUBT AS TO THE ACTION IT SHOULD TAKE, IT SHOULD CONSULT ITS STOCKBROKER, LAWYER, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER WITHOUT DELAY.

Dated 21 June 2002

Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on 21/06/2002 20:30:11

Reference No MM-020621-64689

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Rashid Hussain Berhad**
* Stock name	:	**RHB**
* Stock code	:	**1309**
* Contact person	:	**Foong Yein Fun/Lin Shueh Fen**
* Designation	:	**Director/Manager**

---

* Type : ● ***Announcement*** ○ **Reply to query**

* Subject :

RASHID HUSSAIN BERHAD ("RHB" OR THE "COMPANY")

- **PROPOSED RESTRUCTURING OF THE USD200 MILLION RASHID HUSSAIN BERHAD 1.5% PER ANNUM EXCHANGEABLE BONDS DUE 2007**

(HEREINAFTER REFERRED TO AS THE "PROPOSED BOND RESTRUCTURING")

* **Contents :-**

1. **INTRODUCTION**

On 26 June 1997, RHB issued USD200 million nominal amount of Rashid Hussain Berhad 1.5% per annum Exchangeable Bonds due 2007 ("Bonds 97/07") which are exchangeable for ordinary shares of RHB Capital Berhad ("RHB Capital"). The Bonds 97/07 are listed on the Luxembourg Stock Exchange and were constituted by a trust deed dated 25 June 1997 ("Trust Deed") between the Company and Citicorp Trustee Company Limited ("Trustee"), being the trustee for the holders of the Bonds 97/07 (" Bondholders").

Under the terms of the Trust Deed, the Bonds 97/07 are redeemable by RHB in USD at their nominal value upon its maturity on 30 June 2007 or, if the Bondholders so elects, Bondholders may at any time, prior to maturity, exchange the Bonds 97/07 for an aggregate 49,121,000 RHB Capital ordinary shares of RM1.00 each held by RHB at a preset exchange price of RM10.25 per RHB Capital share, at a fixed exchange rate of RM2.51745 = USD1.00. In addition, under the terms of the Trust Deed, the Bondholders have a put option ("Put Option") to require RHB to redeem the Bonds 97/07 at 132.592% of its principal amount, which is equivalent to USD265.184 million or approximately RM1.008 billion (based on the current exchange rate of USD1.00=RM3.80), on 30 June 2002 ("Put Option Redemption Date").

AmMerchant Bank Berhad *(formerly known as Arab-Malaysian Merchant Bank Berhad)* ("AmMerchant Bank"), on behalf of the Board of Directors of RHB ("Board"), is pleased to announce that Bondholders have at the Bondholders' meeting held on 21 June 2002, approved the Proposed Bond Restructuring.

2. DETAILS OF THE PROPOSED BOND RESTRUCTURING

Following the announcement of the proposed RHB Group restructuring scheme by AmMerchant Bank on behalf of RHB Group on 20 March 2002, RHB proposed to Bondholders to restructure the Bonds 97/07 in conjunction with the proposed restructuring of certain other borrowings of RHB. At the Bondholders' meeting held on 21 June 2002, Bondholders approved the settlement of the Bonds 97/07 by way of an exchange of the Bonds 97/07 at the accreted value for new USD265.184 million nominal amount of Rashid Hussain Berhad Bonds 2002/2007 ("New Bonds") with approximately 340.439 million detachable warrants ("New Warrants"). The New Warrants will entitle its holder to purchase shares of RHB Capital held by RHB at an exercise price of RM2.96 per share, by way of cash payment or the surrender for cancellation of the New Bonds at their accreted value or a combination of both. The salient terms of the New Bonds and New Warrants are set out in Appendix I.

The following table sets out the key terms of the New Bonds and New Warrants as compared to the Bonds 97/07:-

	Bonds 97/07	New Bonds	New Warrants
Principal amount	USD200 million [1]	USD265.184 million	-
Currency	USD	USD	RM
Interest rate per annum	1.5%	2.0% years 1-3 4.0% years 4-5	-
Maturity	June 2007	June 2007	June 2007
Yield to put/yield to maturity	7.05%	7.05%	-
Redemption premium	32.592%	25.440%	-
Security	None	424,423,067 RHB Capital shares [2]	-
Put Option	At the end of year 5 (30 June 2002)	After 3 years [3]	-
Exchange / Exercise Price	RM10.25 per share	-	RM2.96 per share [4]
Exchange rate	RM2.5175: USD1.00	-	-
Conversion / Exercise consideration	Bonds 97/07	-	Cash in RM or New Bonds
Listing	Luxembourg	Luxembourg (primary) and Labuan (secondary) (proposed)	KLSE (proposed)

Notes:

(1) The accreted value of the Bonds 97/07 as at 30 June 2002 will be USD265,184,000.

(2) Calculated based on the principal amount of the New Bonds converted into Malaysian Ringgit at the reference rate as at 21 June 2002 of RM3.80:USD1.00 divided by the volume-weighted average price of RHB Capital shares on the KLSE for the preceding period of 30 days prior to 21 June 2002 of RM2.37428 (fractional entitlements rounded up to the nearest whole unit of RHB Capital shares).

(3) RHB can be required to redeem the New Bonds if certain conditions are met.

(4) *Calculated based on an amount being 125.0% of the volume-weighted average price of RHB Capital shares on the KLSE for the preceding period of 30 days prior to 21 June 2002 of RM2.37428.*

Pending the settlement of the Bonds 97/07 by way of New Bonds and New Warrants, the terms of the Bonds 97/07 will be amended so that any notices of redemption served by the Bondholders to exercise the Put Option on the Put Option Redemption Date will be cancelled and the Put Option Redemption Date will be extended to 31 December 2002 or such later date as may be agreed by RHB and the Trustee ("Long-Stop Date") or such earlier date on which RHB notifies Bondholders in writing that the conditions precedent to the Proposed Bond Restructuring (as set out in Section 6 below) have not been satisfied, and will not be satisfied before the Long-Stop Date ("Failure Date").

In the event that the Proposed Bond Restructuring becomes unconditional (i.e. on satisfaction of all the conditions precedent as set out in Section 6 below) on a date (" Effective Date") before the Long-Stop Date, all rights of Bondholders to exercise the Put Option will be cancelled. In the event that the Effective Date occurs on or before 31 December 2002 and the New Bonds are not issued on or before that date, the interest which will have accrued in respect of the period up to and including the interest payment date falling on 31 December 2002, shall be paid at a rate of 2.65184% per annum on the principal amount of the Bonds 97/07 outstanding.

If the Put Option becomes exercisable (either on the Long-Stop Date or the Failure Date), RHB will notify Bondholders that the period in which Bondholders must deposit a certificate and notice of redemption with any agent (as defined in the Trust Deed) has commenced and that it will expire 30 days thereafter. 15 days after the expiry of such period, RHB will be required to redeem such Bonds 97/07 at such amount as will cause the Bonds 97/07 to provide a yield to Bondholders (including interest paid and accrued) from 26 June 1997 to the date of redemption of 7.05% per annum, calculated on a semi-annual basis.

3. RATIONALE FOR THE PROPOSED BOND RESTRUCTURING

The Proposed Bond Restructuring is being carried out in conjunction with the proposed RHB Group restructuring scheme which was announced on 20 March 2002 and which includes the overall restructuring of RHB's borrowings. The Proposed Bond Restructuring enables RHB to defer its repayment obligations under the Bonds 97/07 and is expected to ultimately enable the redemption of the New Bonds without a significant amount of cash outlay or fund raising by RHB. Proceeds from the exercise of New Warrants, which have an exercise price that is more reflective of the current market price of RHB Capital shares, will be used to redeem the New Bonds.

The terms of the Proposed Bond Restructuring also allows RHB to better match its cashflow requirements for interest servicing and repayment of the Company's borrowings with the improved cashflow position of the Company resulting from the proposed group restructuring scheme of the RHB Group.

4. FINANCIAL EFFECTS OF THE PROPOSED BOND RESTRUCTURING

4.1 Share Capital

The Proposed Bond Restructuring will not have any effect on the issued and paid-up share capital of RHB.

4.2 Net Tangible Assets ("NTA")

The Proposed Bond Restructuring will not have any immediate material effect on the consolidated NTA of RHB. However, the consolidated NTA of RHB may increase accordingly at a particular point in time as and when the New Warrants are exercised based on the exercise price of the New Warrants, the mode of settlement and the quantum of New Warrants exercised.

4.3 Earnings

The Proposed Bond Restructuring will not have any material effect on the earnings of the RHB Group for the financial year ending 30 June 2002.

4.4 Major Shareholding Structure

The Proposed Bond Restructuring will not have any effect on the major shareholding structure of RHB.

5. CONDITIONS OF THE PROPOSED BOND RESTRUCTURING

The Proposed Bond Restructuring is subject to, inter-alia, the following other approvals:-

(a) The Securities Commission;
(b) Bank Negara Malaysia;
(c) Foreign Investment Committee;
(d) Kuala Lumpur Stock Exchange;
(e) Labuan Offshore Financial Services Authority (which was obtained on 10 May 2002);
(f) Labuan International Financial Exchange;
(g) Shareholders of RHB (at an extraordinary general meeting to be convened); and
(h) any other relevant authorities, if necessary.

6. CONDITIONS PRECEDENT AND EFFECTIVE DATE

The Effective Date will be the date on which RHB notifies Bondholders that the Proposed Bond Restructuring has become unconditional i.e. all the conditions precedent have been satisfied as follows:-

(1) that RHB Bank Berhad has completed the proposed acquisition of Bank Utama (Malaysia) Berhad;

(2) that RHB holds or will hold a sufficient number of RHB Capital shares to enable it to transfer, as soon as reasonably practical and in any event within 28 days of the date on which the New Bonds and New Warrants will be issued by RHB (" Closing Date"), the relevant RHB Capital shares to the security trustee to constitute the security for the New Bonds;

(3) that RHB has restructured its approximately RM1,041 million secured short-term borrowings substantially in the manner set out below:-

(i) by the repayment of a total of RM200 million in cash towards the secured short-term borrowings and restructured the remainder into:-

(a) RM360 million secured serial bonds or term loan with maturities up to seven years;

(b) RM200 million bonds guaranteed by banks whose obligations are secured with a maturity of five years; and

(c) approximately RM281 million secured revolving credit facility with a term of up to three years; or

(ii) in a manner that the Trustee agrees is not materially prejudicial to Bondholders;

(4) that RHB has completed the restructuring of its RM800 million 2.5% secured, non-convertible bonds due 25 June 2002 by exchanging the same with unsecured subordinated debt issued by RHB Bank Berhad, or in a manner that the Trustee agrees is not materially prejudicial to Bondholders; and

(5) that RHB has obtained all the relevant approvals, authorisations and consents necessary for RHB to implement the Proposed Bond Restructuring as mentioned in Section 5 above including, but not limited to approvals to list the New Bonds on the Luxembourg Stock Exchange and the Labuan International Financial Exchange, to list the New Warrants on the Kuala Lumpur Stock Exchange and that none of the conditions to such approvals, authorisations and consents (if any) are materially prejudicial to the Bondholders.

7. DEPARTURE FROM THE SECURITIES COMMISSION ("SC") GUIDELINES

The Proposed Bond Restructuring contains certain terms in respect of the issuance of New Warrants which depart from the guidelines issued by the SC on 6 December 1994 on the issuance of call warrants. RHB will be seeking an exemption from the SC for the departure from these guidelines.

8. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

None of the directors and major shareholders of RHB and/or persons connected with them, have any interest, direct and or indirect, in the Proposed Bond Restructuring.

9. DIRECTORS' OPINION

The Board is of the opinion that the Proposed Bond Restructuring is in the best interests of the Company.

10. ADVISER

RHB has appointed Credit Suisse First Boston as the financial adviser with respect to the Proposed Bond Restructuring. AmMerchant Bank has been appointed as the Adviser for the proposed RHB Group restructuring scheme and to make the necessary submissions to the relevant authorities on the Proposed Bond Restructuring and the proposed RHB Group restructuring scheme on behalf of RHB.

11. APPLICATION TO RELEVANT AUTHORITIES AND TIMEFRAME FOR COMPLETION

The application to the relevant authorities for the Proposed Bond Restructuring is expected to be made within three (3) months from the date of this announcement and the indicative timeframe for completion of the Proposed Bond Restructuring is by last quarter of 2002.

This announcement is dated 21 June 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

APPENDIX I.doc

APPENDIX I

Salient terms and conditions of the New Bonds.

Issuer	RHB.
The New Bonds	An aggregate principal amount of approximately USD285,154,000, adjusted to give effect to individual Bondholders' fractional entitlements, of 2.0%, stepping-up to 4.0% in 2005, bonds due 2007. The New Bonds will be issued in connection with the Proposed Bond Restructuring to Bondholders in reliance on "private placement" exemptions provided under the laws of relevant jurisdictions.
Issue Date	The New Bonds will be issued on the Closing Date.
Maturity Date	30 June 2007.
Interest	The New Bonds will bear interest at a rate of 2.0% per annum payable semi-annually in arrear on 30 June and 31 December of each year (each an "Interest Payment Date") until the Interest Payment Date falling on 30 June 2005. Thereafter the New Bonds will bear interest at 4.0% per annum payable semi-annually in arrear until Maturity Date. If the Issue Date is on or before 31 December 2001, the first interest payment will be made on 31 December 2002 in respect of the period from and including 30 June 2002 to but excluding 31 December 2002, and if the Issue Date is after 31 December 2002, the first interest payment will be made on the Interest Payment Date falling on 30 June 2003 in respect of the period from and including 31 December 2002 to but excluding 30 June 2003 (and in the latter case interest will not be paid with respect to any period prior to 31 December 2002).
Status	The New Bonds will constitute secured obligations of RHB and shall at all times rank pari passu without any preference or priority among themselves.
Denominations	The New Bonds will be issued in registered form in minimum denominations of USD1,000 each and integral multiples in excess thereof.
Redemption amount at maturity	Unless previously redeemed or repurchased and cancelled, the New Bonds will be redeemed at 125.440% of their principal amount on the Maturity Date, which represents the New Accreted Value (as defined below) on the Maturity Date. Where the Issue Date occurs on or before 31 December 2002, the "New Accreted Value" of a New Bond will be such amount, calculated by the new calculation agent, as will cause the New Bond to provide a yield to the Bondholder (including interest paid and accrued) from and including 30 June 2002 to but excluding the date of redemption or surrender for cancellation (as applicable), of 7.05% per annum, calculated on a semi-annual basis.

	Where the Issue Date occurs after 31 December 2002, the "New Accreted Value" of a New Bond will be such amount, calculated by the new calculation agent, as will cause the New Bond to provide a yield to the Bondholder (including interest paid and accrued) from and including 30 June 2002 to but excluding the date of redemption or surrender for cancellation (as applicable), of 7.05% per annum, calculated on a semi-annual basis, as if an interest payment equal to 2.0% per annum for the period from and including 30 June 2002 to but excluding 31 December 2002 had been made on 31 December 2002.
Redemption in the event of delisting	The New Bonds will be redeemed in the event the Relevant Shares ceased to be listed on the KLSE or such other stock exchange approved by the New Bond Trustee. In such event, RHB will, upon not less than 30 days' notice to the Bondholders (such notice to be given as soon as RHB becomes aware that the Relevant Shares have ceased or will cease to be listed), forthwith redeem all outstanding New Bonds at their New Accreted Value.
Mandatory redemption from Available Redemption Funds	Provided that there has been no acceleration of the New Bonds, if there are Available Redemption Funds (as defined below), on the date falling one calendar month before an Interest Payment Date (each an "Issuer Report Date"), RHB will apply the Available Redemption Funds to redeem the New Bonds on such Interest Payment Date on a pro rata basis at their New Accreted Value. In such an event, RHB will give notice no later than three business days from the Issuer Report Date, to the New Bond Trustee and the New Principal Paying Agent, specifying the amount to be redeemed. "Available Redemption Funds" means, on any Issuer Report Date, the aggregate amount standing to the credit of the Cash Accounts (see "New Bond Security" below) provided such amount equals or exceeds the lesser of (i) 5.0% of the New Accreted Value of the New Bonds outstanding as at the relevant Issuer Report Date or (ii) USD10 million.
Redemption at the option of Bondholders	RHB will, at the option of any Bondholders, redeem such New Bond at the New Accreted Value on the following Interest Payment Date if at any time after 30 June 2005, the number of New Warrants outstanding falls below 25.0% of the number of New Warrants issued on the Issue Date. RHB will notify the Bondholders upon the number of New Warrants outstanding falling below 25.0% and the option may be exercised no later than 60 days after date of such notice. To exercise this option, the Bondholders must deposit the certificate issued in respect of any such New Bond with any New Paying Agent together with a duly completed redemption notice in the form obtainable from any of the New Paying Agent, not less than 60 days prior to the relevant Interest Payment Date. A Bondholder may not require RHB to redeem any New Bonds if RHB has given notice of redemption for any reason other than mandatory redemption from Available Redemption Funds on or prior to the date of deposit of the certificate and notice of redemption.

Redemption at the option of RHB	If at any time, the aggregate principal amount of the New Bonds then outstanding is less than 10.0% of the aggregate principal amount of the New Bonds on the Issue Date, RHB may, on giving not more than 60 days' nor less than 30 days notice to the Bondholders, redeem, in whole but not in part, the outstanding New Bonds at the New Accreted Value on any Interest Payment Date, provided that there has been no acceleration of the New Bonds.
Redemption/cancellation on exercise of New Warrants	RHB will issue New Warrants, each of which when exercised will entitle the holder thereof to purchase one Relevant Share at the Exercise Price. On the exercise of New Warrants from time to time, all or part of the aggregate Exercise Price may be met by the surrender for cancellation of New Bonds. In such event, the Security Trustee will release the requisite number of Relevant Shares from the Relevant Shares Account (as defined below) to the relevant holder's CDS account or as the relevant holder may direct, and RHB will cancel the New Bonds surrendered. Where New Bonds have been surrendered and the New Accreted Value (as at the date of exercise of the New Warrants) of such New Bonds exceeds the aggregate Exercise Price, RHB will not be required to refund the difference.
New Trust Deed	The New Bonds will be issued under the New Trust Deed, to be dated on or about the Closing Date, between RHB and the New Bond Trustee.
New Bond Trustee	JPMorgan Chase Bank, London Branch.
New Bond Security	New Bond Security will be created pursuant to, and on the terms set out in, the Deed of Charge to be dated on or about the Closing Date (the "Deed of Charge"). The New Trust Deed will contain provisions regulating the priority of application of amounts forming part of the New Bond Security which will be applied towards payment of amounts due to the holders of New Bonds after payment of, among others, fees, indemnity payments and any costs, charges, liabilities, and expenses incurred by the New Bond Trustee, the Security Trustee, New Principal Paying Agent and other agents. The New Bond Security will include the following: (a) a first fixed charge in favour of the Security Trustee, of RHB's right, title, interest and benefit, present and future, in and to the Relevant Shares from time to time standing to the credit of the securities account to be opened and maintained by the Security Trustee into which Relevant Shares will be credited or such other account to be determined by RHB and the Security Trustee (the "Relevant Shares Account"); and (b) a first fixed charge/an absolute assignment by way of security in favour of the Security Trustee of RHB's right, title, interest and benefit, present and future, in and to all sums of money from time to time standing to the credit of the RM Cash Account and the US Dollar Cash Account (together the "Cash Accounts")

	to be set out in more detail in the Deed of Charge. Cash proceeds from the exercise of New Warrants will be transferred to the RM Cash Account and will thereafter be converted to US Dollars by the Security Trustee at the prevailing exchange rate on the date of conversion before being transferred to the US Dollar Cash Account and will constitute New Bond Security along with any remaining Relevant Shares. The right to receive cash dividends and to exercise voting rights derived from the Relevant Shares will not comprise part of the New Bond Security and will continue to vest in, or accrue to, RHB, subject to there having been no enforcement of the New Bond Security.
Relevant Shares	424,423,087 ordinary shares of RM1.00 each in RHB Capital. The aggregate number of Relevant Shares which will be subject to the New Bond Security is calculated based on the principal amount of the New Bonds converted into Malaysian Ringgit at the reference rate as at 21 June 2002 of RM3.80:USD1.00 divided by the volume-weighted average price of RHB Capital shares on the KLSE for the preceding period of 30 days prior to 21 June 2002 of RM2.37428 (fractional entitlements rounded up to the nearest whole unit of RHB Capital shares).
Security Trustee	To be appointed.
Listing and Trading	RHB intends to apply for a primary listing of the New Bonds on the Luxembourg Stock Exchange and for a secondary listing of the New Bonds on the Labuan International Financial Exchange.
Governing Law	The New Bonds, the New Trust Deed and the New Agency Agreement with respect to the New Bonds will be governed by, and construed in accordance with, English law. The Deed of Charge will be governed by, and construed in accordance with Malaysian law.

Salient terms and conditions of the New Warrants

The Offering	New Warrants 2002/2007 each of which when exercised will entitle the holder thereof to purchase from RHB one Relevant Share at the Exercise Price, which is subject to adjustment ("Exercise Right"). The New Warrants will be a separate instrument from the New Bonds.
Issuer	RHB.
Number of New Warrants	340,438,919 New Warrants. The number of New Warrants to be issued to Bondholders is calculated based on the principal amount of the New Bonds converted into Malaysian Ringgit at the reference rate as at 21 June 2002 of RM3.80:USD1.00 divided by the Exercise Price of RM2.96.

Exercise Price	RM2.96. The Exercise Price is calculated based on 125.0% of the volume-weighted average price of RHB Capital shares on the KLSE for the preceding period of 30 days prior to 21 June 2002 of RM2.37428.
Adjustment of Exercise Price and number of New Warrants	The Exercise Price and the number of New Warrants shall be adjusted in accordance with the provisions set out in the Trust Deed.
Expiration Date	15 June 2007, subject to the approval from the Securities Commission.
Exercise Period	The period beginning 60 days after the issue date of the New Warrants and ending on the Expiration Date.
Payment of Exercise Price	In order to exercise one or more New Warrant(s), holders of New Warrants must pay the aggregate Exercise Price at the time of exercise, in the following manner: (i) by cash or by certified or official bank cheque or by wire transfer in Malaysian Ringgit ("Deposited Cash"), such payment to be made free of any foreign exchange commissions, remittance charges or other deductions; or (ii) by delivering for cancellation, New Bonds having an aggregate New Accreted Value which equals or exceeds the aggregate Exercise Price, at the prevailing exchange rate on the day prior to the exercise date (the 'Deposited Bonds'); or (iii) by a combination of Deposited Cash and Deposited Bonds, of an aggregate amount (in the case of Deposited Cash) and aggregate New Accreted Value (in the case of Deposited Bonds) which together equals or exceeds the aggregate Exercise Price; in each case, in compliance with the requirements of the exercise form to be set out in the New Warrant Trust Deed and the terms and conditions of the New Warrants. Where the New Bonds have been surrendered and the aggregate New Accreted Value of such New Bonds exceeds the aggregate Exercise Price, RHB will not be required to refund the difference.
Listing / Trading	Application will be made to list the New Warrants on the KLSE.
Proceeds of New Warrants exercise	Under the terms of the New Bonds, the cash proceeds, if any (where all or part of the aggregate Exercise Price is paid by Deposited Cash), from the exercise of the New Warrants will initially be deposited into the RM Cash Account and then converted to US Dollars by the Security Trustee at the prevailing exchange rate of the date of such conversion and transferred to the US Dollar Cash Account. The New Bonds surrendered, if any (where all or part of the aggregate Exercise Price is paid by Deposited Bonds), upon exercise of the New Warrants will be deposited into a securities account of the Conversion Agent pending cancellation. Upon payment of the aggregate Exercise Price and notification by the Conversion Agent of fulfillment of the preconditions to exercise the New Warrants, the Security Trustee will release the requisite number of Relevant Shares for delivery or transfer to the relevant holder's CDS account or to such other CDS account as the relevant holder may direct, and the Deposited Bonds will be cancelled.

Cash settlement	If RHB is unable to satisfy the Exercise Right in respect of any New Warrant exercised, by the delivery of a RHB Capital share, RHB will notify the relevant holder of the New Warrant accordingly and will deliver to the relevant holder the New Warrant an amount of cash equal to the value of the Relevant Share, which shall be the higher of the amounts sets out below as soon as is practicable and not later than 10 business days from the exercise of such Exercise Right: (a) the average of the closing prices of RHB Capital shares (derived from the daily diary of the KLSE, subject to any adjustment as may be necessary to such closing prices to reflect any capitalisation, rights issue, distribution or the like) during the 30 Trading Days prior to and including the trading day immediately before the relevant exercise date, and (b) the closing price of such shares on the trading day immediately before the exercise date.
Form of New Warrants	The New Warrants will be issued in registered form and prescribed under CDS and maintained by the Malaysian Central Depository Sdn Bhd ("MCD"). The register of holders of New Warrants will be maintained by the Warrant registrar. The New Warrants will be represented by a global/jumbo certificate which will be issued to Malaysian Central Depository Nominees Sdn Bhd, who will hold the same as bare trustee on behalf of the holders of New Warrants, and deposited with the CDS. The holders of the New Warrants may transfer the New Warrants in the manner prescribed under the Malaysian Securities Industry (Central Depositories) Act 1991 and the Rules of MCD.
Governing Law	The New Warrant Trust Deed and the New Warrants will be governed by, and construed in accordance with Malaysian law.

RHB

RASHID HUSSAIN BERHAD

Level 9, Tower One
RHB Centre, Jalan Tun Razak
50400 Kuala Lumpur, Malaysia
Tel:03-92852233
Fax:03-92855522

FOR IMMEDIATE RELEASE

BONDHOLDERS APPROVE PROPOSED RESTRUCTURING OF THE RHB USD200 MILLION EXCHANGEABLE BONDS 1997/2007

- Bondholders approve settlement of the USD Bonds by way of exchange for new USD 265.184 million RHB Bonds with approximately 340.439 million detachable warrants.

Kuala Lumpur, 21 June 2002 – Rashid Hussain Berhad ("RHB") today obtained approval from holders of its USD200 million Exchangeable Bonds 1997/2007 ("USD Bonds") to restructure the USD bonds. The restructuring of the USD Bonds forms part of the restructuring of RHB's borrowings in conjunction with the Proposed RHB Group Restructuring Scheme which was announced on 20 March 2002.

At the duly convened bondholders' meeting today, 82.2% of bondholders present approved the settlement of the USD Bonds by way of exchange for new USD265.184 million RHB Bonds 2002/2007 ("New Bonds") with approximately 340.439 million detachable warrants ("New Warrants"). The New Warrants entitle their holders to purchase shares of RHB Capital Berhad held by RHB at an exercise price of RM 2.96 per share, representing a premium of 25% over the volume weighted average trading price of RHB Capital shares for each of the trading days falling within 30 days before the bondholders' meeting.

The New Bonds will bear interest at a rate of 2% per annum until the interest payment date on 30 June 2005, following which the New Bonds will bear interest at 4% per annum until maturity on 30 June 2007. The yield to maturity of the New Bonds is 7.05% per annum.

This approval by bondholders marks an important milestone in the Proposed RHB Group Restructuring Scheme. The restructuring of the USD Bonds is expected to be completed in the last quarter of 2002 and is subject to the completion of the Proposed RHB Group Restructuring Scheme, the restructuring of the domestic borrowings of RHB, the approval of the Securities Commission, the relevant regulatory authorities and shareholders of RHB at an extraordinary general meeting to be convened at a later date.

Commenting on the bondholders' meeting today, Tan Sri Abdul Rashid Hussain, Executive Chairman of RHB, said, "RHB thanks bondholders for their tremendous support which reflects the market and bondholders' view of the underlying benefits which will accrue to all stakeholders of RHB upon implementation of the Proposed Group Restructuring Scheme."

RHB appointed Credit Suisse First Boston as financial adviser for the restructuring of the USD Bonds.

Issued by RHB Public Affairs & Communications. For more details, contact Celina May Ong at Tel:603-9280 2534